Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, NY  10005
(212) 530-5000

December 11, 2008

Re:           Compañía de Minas Buenaventura S.A.A., File No. 001-14370
Form 20-F for the Fiscal Year Ended December 31, 2007, Filed July 15, 2008

Karl Hiller
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-7010

Dear Mr. Hiller:

Thank you for taking our call yesterday afternoon.  As we discussed on the call, Carlos Gálvez, Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. (the “Company”), has requested, on behalf of the Company, an extension to respond to the Staff’s comments raised in the Staff’s letter to the Company dated November 26, 2008 relating to the Staff’s review of the above-referenced filing.  The Company has requested the extension to enable the Company to ensure that the Company’s mining engineers, internal accounting group and external Peruvian and U.S. independent auditors have sufficient time to coordinate detailed responses to the Staff’s comments.  You indicated in the call that the Staff would grant the Company an extension for responding to the Staff’s letter to the week of January 12, 2009.  The Company very much appreciates your flexibility in this regard and we look forward to working with you on this matter.

Sincerely yours,

By:	/s/ Arnold B. Peinado, III

cc:           Carlos Gálvez
Compañía de Minas Buenaventura S.A.A.